Exhibit 99.1

NINETOWNS REPORTS SECOND HALF

AND FULL YEAR 2011 FINANCIAL RESULTS

BEIJING, China-April 26, 2012 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six-month period and full year ended December 31, 2011.

Second Half 2011 Financial Highlights

•	Total net revenues were RMB43.3 million (US$6.9 million), representing a 7% increase compared to RMB40.5 million (US$6.1 million) for the second half of 2010.

•	Net loss was RMB1.6 million (US$0.3 million) compared to net income of RMB19.3 million (US$2.9 million) for the second half of 2010.

•

Basic and diluted net loss per ADS (each ADS represents one ordinary share) were RMB0.04 (US$0.01), compared to basic and diluted net income per ADS of RMB0.53 (US$0.08) and RMB0.51 (US$0.07), respectively, for the second half of 2010.

Full Year 2011 Financial Highlights

•	Total net revenues were RMB75.2 million (US$12.0 million), representing a 5% decrease compared to RMB78.9 million (US$12.0 million) for 2010.

•	Net income was RMB3.5 million (US$0.6 million), as compared to net income of RMB12.3 million (US$1.9 million) for 2010.

•	Basic and diluted net income per ADS were RMB0.09 (US$0.01), compared to basic and diluted net income per ADS of RMB0.34 (US$0.05) and RMB0.33 (US$0.05), respectively, for 2010.

Second Half and Full Year 2011 Business Highlights

Enterprise Software:

Ninetowns continued to derive a large portion of its total net revenues from the sales and servicing of iDeclare packages, which is Ninetowns’ flagship import/export enterprise software solution. During the second half of 2011, the Company sold 815 iDeclare software packages and 10,205 iDeclare service contracts. In 2011, the increase in the number of customers for iDeclare.CIQ and the higher level of import/export transactions contributed to the increase of sales and servicing of iDeclare packages. For the full year 2011, the Company sold 1,641 iDeclare software packages and 18,734 iDeclare service contracts.

In addition, during the second half of 2011, Ninetowns sold 320 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. For the full year 2011, Ninetowns sold 646 such maintenance service contracts, which represents an increase from the 510 maintenance service contracts sold in 2010. These contracts average approximately US$250 per contract per year. The maintenance services include installation, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the users of the free software offered by the PRC Inspection Administration.

Food Related Business:

We have been offering our B2C organic food and other household products through our web portal, www.tootoo.cn. This platform was designed as an online grocery store that offers organic and other fresh and natural food products to consumers via delivery directly from farm to table. In addition, we focused on our “guaranteed fresh” delivery service of fresh produce from our warehouses directly to our customers located in a number of residential communities in Beijing. We believe that we are able to efficiently control product storage and movement at a low cost through the use of our proprietary product racking system, warehouse management system and delivery date management system, all of which are supported by our information technology.

In 2011, we achieved an increase in revenue and number of orders placed by customers, which we believe further confirms the market potential for our organic food and other household products, and validates the basic business model and feasibility of www.tootoo.cn. We continue to work to improve the overall business model, and will put increasing focus on expanding the scale of the business to reach a wider customer base and drive increasing profitability.

Real Estate Development Business:

During the first half of 2011, the Company launched a new property development business, which aims to leverage Ninetowns’ substantial experience in the technology field, including the Internet of Things (“IOT”) industry, and to capitalize on the emerging niche real estate market in China that integrates IOT related technology with community life and urban operations. The Company plans to focus its real estate development projects on three product models: (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third- and fourth-tier cities in China.

The Company currently has four projects in early stages of development.

Dalian

The Company acquired land use rights for two plots of undeveloped land located in Dalian, Liaoning province of China, through Dalian Aviation Changzheng Technology Development Co., Ltd., our 70%-owned subsidiary. The two plots consist of approximately 20,970 square meters. The purchase price was RMB13,350 per square meter, or approximately RMB280 million (US$43 million) in total. We commenced the first phase of a mixed-use development project on this site in December 2011.

Binzhou

In October 2011, Beijing Ronghe Zhihui Network Software Services Co., Ltd., our wholly owned subsidiary, entered into a partnership with Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd., and Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership to establish Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Limited Partnership (“Shouchuang Caifu Ninetowns”). Shouchuang Caifu Ninetowns invested in the development of a residential real estate project located in Binzhou, Shandong Province, China. On December 20, 2011, Shouchuang Caifu Ninetowns acquired 99% of the equity interests in Binzhou Ruichen Real Estate Development Co., Ltd., which owns the land use rights for a plot of undeveloped land approved for residential use that is located in Binzhou. Such land consists of approximately 79,140 square meters.

Yizhuang

In January 2012, we changed the construction plan for our project in Yizhuang, Beijing. We originally acquired the land use rights in 2008 and had planned to develop and utilize the site as the Company’s offices. The land consists of approximately 58,530 square meters and we expect to develop the site as a mixed-use real estate project.

Huainan

In April 2011, we acquired the land use rights for a plot of undeveloped land permitted for mixed-use in Huainan, Anhui Province of China, which consists of approximately 141,000 square meters. The purchase price was approximately RMB258 million (US$39 million) in total of which RMB140 million (US$22 million) was paid in 2011. The company intends to develop a mixed-use real estate project tentatively named “Smarter Town” on such land.

As previously announced in July 2011, in order to finance the costs and expenses related to the Company’s “Smarter Town” project, Zhongcheng Trust Co., Ltd. (“Zhongcheng”) organized and offered the “2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan” (the “Investment Trust Plan”) in June 2011. In February 2012, Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Ninetowns Ports”), our wholly owned subsidiary, proposed to terminate the Investment Trust Plan due the delays in the development schedule of the “Smarter Town” project. The proposed termination of the Investment Trust Plan was approved at the meeting of the investors who subscribed to the preferred units of the Investment Trust Plan and Ninetowns Ports held on February 3, 2012. As a result of such termination, Zhongcheng transferred the equity interest it held in Huainan Ninetowns Suitable Estate Co., Ltd. to Ninetowns Ports for no consideration. In addition, Huainan Huacheng Estate Co., Ltd. repaid the debt of RMB160 million plus interest of approximately RMB13 million to Zhongcheng. Ninetowns will continue the development of the “Smarter Town” project and may seek other alternative financing options in the future.

Management Discussion

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “We concluded 2011 with continued growth in our core enterprise software segment, achieved through our strengthened marketing efforts and our determination to maintain existing customers and attract new customers. However, we expect to face continued headwinds in our core business in light of the muted growth expectations for China’s economy in the year ahead. Nevertheless, we remain committed to the execution of our strategy to retain customers and develop our client base through flexible pricing, continuous product updates and focus on high quality nationwide service and support.

While our core enterprise software segment continues to be our main revenue driver in the near- to mid-term, we are placing increasing focus on our newer business initiatives, which include our e-grocery business and our property development business. We are pleased to report continued revenue contribution from our e-grocery business, which accounted for 9% of total net revenues in the second half of 2011. The progress we have made thus far has confirmed the viability of this business concept, and our focus will now shift to expanding the scope and reach of our products and services. We are also making progress on our property development business, having expanded our development pipeline with the projects in Dalian, Huainan, Binzhou and Beijing. In addition, we have commenced development of our mixed-use project in Dalian. For the remainder of 2012, our strategic focus will be on construction of our existing projects and the marketing of projects in the development stage. While still in an early phase, we believe the long-term prospects for this business segment remain favorable, given the continued demand and opportunity in China’s third- and fourth-tier cities for innovative property development projects.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “The stable performance of our enterprise software segment continues to provide us with the necessary financial platform upon which we are building our newer business initiatives. Our balance sheet remains healthy, with sufficient cash on hand to fund our growth while maintaining our leadership position in our enterprise software segment. We will continue to invest prudently in our new initiatives while maintaining a focus on cost controls in an effort to build a sustainable platform for profitable growth.”

Second Half 2011 Financial Results

Total Net Revenues. Total net revenues increased by 7% to RMB43.3 million (US$6.9 million) for the second half of 2011, from RMB40.5 million for the second half of 2010.

Net revenues from sales of enterprise software for the second half of 2011 were RMB35.5 million (US$5.6 million), representing 82% of total net revenues, as compared to RMB25.4 million for the second half of 2010. Net revenues from software development services were RMB3.9 million (US$0.6 million) for the second half of 2011, representing 9% of total net revenues, as compared to RMB12.0 million for the second half of 2010. Net revenues from the food related business were RMB3.9 million (US$0.6 million) for the second half of 2011, representing 9% of total net revenues, as compared to RMB3.1 million for the second half of 2010.

Gross Profit and Gross Margin. Gross profit was RMB38.1 million (US$6.1 million) for the second half of 2011, representing an increase of 30% compared to RMB29.2 million for the second half of 2010.

Gross margin for the second half of 2011 was 88%, compared to 72% in the second half of 2010.

Operating Expenses. Total operating expenses were RMB62.7 million (US$10.0 million) for the second half of 2011, representing an increase of 22% from RMB51.4 million in the second half of 2010 primarily due to increases in (i) sales and marketing expenses and (ii) general and administrative expenses in the second half of 2011.

Sales and marketing (“S&M”) expenses were RMB13.2 million (US$2.1 million) for the second half of 2011, representing an increase of 49% from RMB8.9 million for the second half of 2010. This increase was mainly attributable to an increase in overall compensation of our sales and marketing personnel as a result of increase in the number of our sales and marketing personnel.

General and administrative (“G&A”) expenses were RMB47.5 million (US$7.5 million) for the second half of 2011, representing an increase of 34% from RMB35.4 million for the same period of 2010. This increase was mainly due to higher consultancy fees that were paid relating to our enterprise software and real estate development business.

Research and product development (“R&D”) expenses were RMB5.7 million (US$0.9 million) for the second half of 2011, representing a decrease of 26% from RMB7.8 million for the same period of 2010. This decrease was mainly attributable to a decrease in the compensation of research and development personnel as a result of a general reduction of research and development personnel headcount.

Our allowance for doubtful accounts was a credit of RMB3.7 million (US$0.6 million) in the second half of 2011, compared to a credit of RMB0.7 million for the same period of 2010. This was due to payments received for accounts receivable that had previously been included in our bad debt provisions.

Operating Loss. Operating loss was RMB24.6 million (US$3.9 million) for the second half of 2011, compared to operating loss of RMB22.1 million for the second half of 2010. The increase in operating loss was primarily due to increases in operating expenses in the second half of 2011.

Other Income. Other income, which primarily consists of interest income, gains on sales of short-term investments, changes in fair value of marketable options, losses on sales of investments under cost method and income from equity method investments, decreased to RMB23.5million (US$3.7 million) for the second half of 2011, compared to other income of RMB41.5 million for the same period in 2010. This decrease was primarily due to the lower gains on short-term investments and losses instead of gains on our investments under cost method.

Income (Loss) from Continuing Operations before Income Tax. Loss from continuing operations before income tax was RMB1.1 million (US$0.2 million) for the second half of 2011, compared to income from continuing operations before income tax of RMB19.4 million for the same period in 2010.

Income Tax Expense. Income tax expense decreased to RMB0.6 million (US$0.1 million) from RMB0.8 million in 2010 for the second half of 2011, due to a slight decrease in taxable income.

Net Income (Loss). Net loss was RMB1.6 million (US$0.3 million) for the second half of 2011, as compared to net income of RMB19.3 million for the second half of 2010. Basic and diluted net loss per ADS for the second half of 2011 were RMB0.04 (US$0.01), compared to basic and diluted net income per ADS of RMB0.53 and RMB0.51, respectively, for the same period in 2010.

Full Year 2011 Financial Results

Total Net Revenues. Total net revenues for the full year 2011 were RMB75.2million (US$12.0 million), representing a decrease of 5% compared to RMB78.9 million for the full year 2010. This revenue decrease was principally because fewer software development service contracts were completed in 2011.

Net revenues from enterprise software sales for the full year 2011 was RMB61.0 million (US$9.7 million), representing 81% of total net revenues, as compared to RMB49.7 million of total net revenues for the full year 2010. Net revenues from software development services for the full year 2011 was RMB6.0 million (US$0.9 million), representing 8% of total net revenues, compared to RMB23.8 million for the full year 2010. Net revenues from the food related business for the full year 2011 was RMB8.2 million (US$1.3 million), representing 11% of total net revenues, compared to RMB5.4 million for the full year 2010.

Gross Profit and Gross Margin. Gross profit was RMB64.5 million (US$10.2 million) for the full year 2011, compared to RMB61.9 million for the full year 2010.

Gross margin for the full year 2011 was 86%, compared to 78% for the full year 2010.

Operating Expenses. Total operating expenses decreased by 15% to RMB106.0 million (US$16.8 million) for the full year 2011, from RMB124.5 million for the full year 2010.

S&M expenses increased by 35% to RMB22.5 million (US$3.6 million) for the full year 2011, from RMB16.7 million for the full year 2010. The increase was caused by the increases in (i) salaries and bonus in the organic food business, and (ii) advertising and exhibition expense in the organic food business in 2011.

G&A expenses decreased by 11% to RMB79.4 million (US$12.6 million) for the full year 2011, from RMB89.5 million for the full year 2010. This decrease resulted primarily from a decrease in share-based compensation expenses relating to the share options and non-vested shares granted to our director, executive officers and certain employees in prior years.

R&D expenses decreased by 30% to RMB11.0 million (US$1.8 million) for the full year 2011, from RMB15.7 million for the full year 2010. This decrease was mainly attributable to a general decrease in research and development personnel head count.

Allowance for doubtful accounts was credited with RMB6.8 million (US$1.1 million) in 2011, compared to an allowance of RMB2.6 million in 2010. This was due to payments received in 2011 on accounts receivable that had previously been included in our bad debt provisions. In addition, the Company focused its efforts to collect all current period sales.

Operating Loss. As a result, operating loss for the full year 2011 was RMB41.6 million (US$6.6 million), compared to an operating loss of RMB62.6 million for the full year 2010.

Other Income. Other income, which primarily consists of interest income, gains on sales of short-term investments, changes in fair value of marketable options, losses on sales of investments under cost method and income from equity method investments, amounted to RMB46.1 million (US$7.3 million) for the full year 2011, as compared to other income of RMB76.2 million for the full year 2010. This decrease was due to the weaker performance of the securities produces that we purchased in 2011 and an impairment loss on Hangzhou Tophere Info-Tech Inc.

Income from Continuing Operations before Income Tax. Income from continuing operations before income tax was RMB4.6 million (US$0.7 million) for the full year 2011, compared to income from continuing operations before income tax of RMB13.6 million for the full year 2010.

Income Tax Expense. Income tax expense increased to RMB1.0 million (US$0.2 million) for the full year 2011, from RMB0.9 million in 2010, which was primarily due to the decrease of deferred income tax assets as a result of obtaining tax bureau approval to defer service revenue for tax purposes.

Net Income. Net income was RMB3.5 million (US$0.6 million) for the full year 2011, compared to net income of RMB12.3 million for the full year 2010. Basic and diluted net income per ADS for the full year 2011 were RMB0.09 (US$0.01), compared to basic and diluted net income per ADS of RMB0.34 and RMB0.33, respectively, for the full year 2010.

Deferred Revenue. Deferred revenue as of December 31, 2011 was RMB14.3 million (US$2.3 million), compared to RMB10.7 million as of December 31, 2010.

Deferred Subsidies. Deferred subsidies, representing grant from the government of China in relation to certain software development projects, amounted to RMB240.2 million (US$38.2 million) as of December 31, 2011. Upon the completion of the projects, the government grant will be recognized as either other income or as an offset to relevant research and development expenses.

Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits amounted to RMB262.4 million (US$41.7 million) as of December 31, 2011, compared to RMB508.8 million as of December 31, 2010. The decrease was due primarily to cash flows used in our operating and investing activities, especially for investment in real estate development.

Currency Convenience Translation

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. This announcement contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollar amounts as of and for the quarter / twelve months ended December 31, 2011, were made at an exchange rate of RMB6.2939 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2011.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:00 a.m. in Beijing on April 26, 2012. This will be 8:00 p.m. on April 25, 2012 in New York. During the call, Ninetowns’ management will be available to discuss the second half and full year 2011 financial results and recent business activities.

The call may be accessed by dialing +1-718-354-1231 and the passcode is 72581267. A live webcast of the conference call will be available on Ninetowns’ website at ir.ninetowns.com. A replay of the call will be available from 11:00 a.m. Beijing time on April 26, 2012 (11:00 p.m. in New York on April 25, 2012) through 11:00 p.m. on May 3, 2012 in Beijing (11:00 a.m. in New York on May 3, 2012) by telephone at +1-866-214-5335 and through ir.ninetowns.com. The passcode to access the replay is 72581267.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release, including statements relating to the expected cash impairment charge, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Investor Relations (Beijing)

Daisy Wang, IR Manager

Ninetowns Internet Technology Group Company Limited

Phone: +86-10-6589-9904

Email: daisywang@ninetowns.com

Investor Relations (Hong Kong)

Mahmoud Siddig, Managing Director

Taylor Rafferty

Phone: +852-3196-3712

Email: ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2010, JUNE 30, 2011 AND DECEMBER 31, 2011

(In thousands, except share-related data)

	For the six months ended
	Dec. 31,	Dec. 31,	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,
	2010	2010	2011	2011	2011	2011
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	40,459	6,130	31,909	4,937	43,307	6,881
Total cost of revenues	(11,226)	(1,701)	(5,543)	(858)	(5,190)	(825)

Gross profit	29,233	4,429	26,366	4,079	38,117	6,056

Selling and marketing expenses	(8,884)	(1,346)	(9,249)	(1,431)	(13,244)	(2,104)
General and administrative expenses	(35,400)	(5,364)	(31,888)	(4,934)	(47,466)	(7,542)
Research and development expenses	(7,757)	(1,175)	(5,319)	(823)	(5,723)	(909)
Allowance for doubtful accounts, net	660	100	3,112	481	3,729	592

Loss from operations	(22,148)	(3,356)	(16,978)	(2,628)	(24,587)	(3,907)
Interest income	1,818	275	1,136	176	786	125
Gain on sales of short-term investments	12,726	1,928	27,169	4,203	5,520	877
Change in fair value of marketable options	21,606	3,274	(7,170)	(1,109)	14,422	2,291
Gain (loss) on investment under cost method	6,678	1,012	—	—	(3,373)	(536)
Income from equity method investments	—	—	—	—	1,639	260
Other (losses) income	(1,328)	(201)	1,508	233	4,486	713

Income (loss) from continuing operations before income tax	19,352	2,932	5,665	875	(1,107)	(177)
Income tax expense	(812)	(123)	(496)	(77)	(552)	(88)

Income (loss) from continuing operations	18,540	2,809	5,169	798	(1,659)	(265)
Income from discontinued operations (Net of income tax and non-controlling interest)	809	123	—	—	15	2

Net income (loss)	19,349	2,932	5,169	798	(1,644)	(263)

Income (loss) from continuing operations per share:
Basic	RMB0.51	US$0.08	RMB0.14	US$0.02	(RMB0.04)	(US$0.01)
Diluted	RMB0.49	US$0.07	RMB0.13	US$0.02	(RMB0.04)	(US$0.01)

Income from discontinued operations per share:
Basic	RMB0.02	*	—	—	—	—
Diluted	RMB0.02	*	—	—	—	—

Net income (loss) per share:
Basic	RMB0.53	US$0.08	RMB0.14	US$0.02	(RMB0.04)	(US$0.01)
Diluted	RMB0.51	US$0.07	RMB0.13	US$0.02	(RMB0.04)	(US$0.01)

Weighted average number of shares used in computation:
Basic	36,260,786	36,260,786	37,348,884	37,348,884	37,536,885	37,536,885
Diluted	37,751,892	37,751,892	40,283,493	40,283,493	40,558,677	40,558,677

*	less than US$0.01

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(In thousands, except share-related data)

	For the years ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2010	2011	2011
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	78,907	11,954	75,216	11,950
Total cost of revenues	(17,054)	(2,584)	(10,733)	(1,705)

Gross profit	61,853	9,370	64,483	10,245

Selling and marketing expenses	(16,663)	(2,525)	(22,493)	(3,574)
General and administrative expenses	(89,531)	(13,565)	(79,354)	(12,608)
Research and development expenses	(15,695)	(2,378)	(11,042)	(1,754)
Allowance for doubtful accounts, net	(2,585)	(392)	6,841	1,087

Loss from operations	(62,621)	(9,490)	(41,565)	(6,604)
Interest income	3,686	558	1,922	305
Gain on sales of short term investments	65,146	9,871	32,689	5,194
Change in fair value of marketable options	(18,211)	(2,759)	7,252	1,152
Gain (loss) from sale of investment under cost method	12,153	1,841	(3,373)	(536)
Income from equity method investments	—	—	1,639	260
Other income	13,448	2,038	5,994	952

Income from continuing operations before income tax	13,601	2,059	4,558	723
Income tax expense	(878)	(133)	(1,048)	(167)

Income from continuing operations	12,723	1,926	3,510	556
(Loss) income from discontinued operations (Net of income tax and non-controlling interest)	(398)	(60)	15	2

Net income	12,325	1,866	3,525	558

Income from continuing operations per share:
Basic	RMB0.35	US$0.05	RMB0.09	US$0.01
Diluted	RMB0.34	US$0.05	RMB0.09	US$0.01

Loss from discontinued operations per share:
Basic	(RMB0.01)	*	—	—
Diluted	(RMB0.01)	*	—	—

Net income per share:
Basic	RMB0.34	US$0.05	RMB0.09	US$0.01
Diluted	RMB0.33	US$0.05	RMB0.09	US$0.01

Weighted average number of shares used in computation:
Basic	35,800,428	35,800,428	37,443,657	37,443,657
Diluted	37,291,534	37,291,534	40,465,449	40,465,449

*	less than US$0.01

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(In thousands)

	Dec. 31,		Dec. 31,
	2010	2010	2011	2011
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	508,772	77,086	262,433	41,696
Restricted cash	245	37	88	14
Short-term investments	231,862	35,130	245,798	39,053
Inventories	2,161	327	3,146	500
Trade receivables, net	2,042	310	3,921	623
Other current assets	8,297	1,257	10,120	1,608

Total current assets	753,379	114,147	525,506	83,494

Non-current assets	236,205	35,789	756,618	120,215

TOTAL ASSETS	989,584	149,936	1,282,124	203,709

LIABILITIES AND EQUITY

Current liabilities:
Deferred revenue	10,699	1,621	14,332	2,277
Other current liabilities	24,952	3,780	37,331	5,931

Total current liabilities	35,651	5,401	51,663	8,208

Non-current liabilities:
Deferred subsidies	—	—	240,240	38,170
Tax liabilities	5,108	774	4,817	765

Total liabilities	40,759	6,175	296,720	47,143

Total equity	948,825	143,761	985,404	156,566

TOTAL LIABILITIES AND EQUITY	989,584	149,936	1,282,124	203,709